Exhibit 16.1

April 24, 2023

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We are currently principal accountants for Watsco, Inc. and, under the date of February 24, 2023, we reported on the consolidated financial statements of Watsco, Inc. and subsidiaries as of and for the years ended December 31, 2022 and 2021, and the effectiveness of internal control over financial reporting as of December 31, 2022. On April 18, 2023, we were notified that the auditor-client relationship with KPMG LLP will cease upon completion of our review of Watsco, Inc.’s consolidated financial statements on Form 10-Q for the interim period ended March 31, 2023.

We have read Watsco, Inc.’s statements included under Item 4.01 of its Form 8-K dated April 18, 2023, and we agree with such statements, except we are not in a position to agree or disagree with Watsco, Inc.’s statements in item 4.01(b).

Very truly yours,

/s/ KPMG LLP